UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rockwell Automation 1165(e) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rockwell Automation, Inc.,
1201 South 2nd Street,
Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION 1165(e) PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation 1165(e) Plan
   and Participants therein:
We have audited the accompanying statement of net assets available for benefits of Rockwell Automation 1165(e) Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Milwaukee, Wisconsin
June 22, 2010

ROCKWELL AUTOMATION 1165(e) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009

2009
ASSETS
INVESTMENTS:
Equity investments:
Common stock	$125,612
Mutual funds	216,953

Total equity investments	342,565

Fixed income investments:
Aberdeen Core Plus Fixed Income Fund	1,947

Total fixed income investments	1,947

Investment in common collective trusts:
Stable Value Fund	5,003
Fidelity U.S. Equity Index Commingled Pool	420

Total investments at fair value	349,935

RECEIVABLES:
Contributions
Employer	2,209
Employee	4,964

Total Contributions	7,173
Pending trades	95

Total receivables	7,268

Total assets	357,203

LIABILITIES
Accrued fees	2,527
Pending trades	168

Total liabilities	2,695

NET ASSETS WITH ALL INVESTMENTS AT FAIR VALUE	354,508

Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(62)

NET ASSETS AVAILABLE FOR BENEFITS	$354,446

See notes to financial statements.

ROCKWELL AUTOMATION 1165(e) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

2009
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$—

ADDITIONS:
Investment income:
Interest	63
Dividends	6,632

Total investment income	6,695

Net appreciation in fair value of investments:
Common stocks	48,062
Mutual funds	35,417
Fixed income investments	163
Common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	134

Net appreciation	83,776

Net investment income	90,471

Contributions:
Employer	80,435
Employee	194,431

Total contributions	274,866

Total additions	365,337

DEDUCTIONS:
Payments to participants or beneficiaries	4,812
Administrative expenses	6,079

Total deductions	10,891

NET INCREASE	354,446

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$354,446

See notes to financial statements.

ROCKWELL AUTOMATION 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009
1.	DESCRIPTION OF THE PLAN
The following brief description of the Rockwell Automation 1165(e) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”) which was established effective January 1, 2009. The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Banco Popular de Puerto Rico (the “Trustee”) is the trustee of the Plan. Fidelity Management Trust Company (“Fidelity”) has custody of the Plan’s assets and manages the assets along with several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve lifestyle mutual funds and nine core investment options. In addition, the Rockwell Automation Stock Fund was available in 2009 and is specific to the Plan.
b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after Puerto Rico taxation of a participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participant. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.
c.
Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.
Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% at inception date of the loan. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2009, forfeited nonvested accounts totaled $1,874. During the year ended December 31, 2009 Rockwell Automation’s contributions were not reduced by the forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments - The Plan’s investments are stated at fair value (See Note 3). The Plan’s investment in the Stable Value Fund, a common collective trust fund, consists of benefit responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date. The loan fund is stated at cost, which approximates fair value.

b.
Fair Value Measurements - Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.
Level 2 - Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
c.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.

e.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

f.
Subsequent Events - Management has evaluated the impact of all subsequent events through June 22, 2010, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS
The valuation methodologies used for the Plan’s investments measured at fair value are as follows:
Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Fixed income investments - Valued at the most recent closing price reported on the market on which the individual securities are traded.
Mutual funds - Valued at the net asset value of shares held at year end.
Common collective trust; Stable Value Fund - Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Common collective trusts; Other - Valued at the net asset value of shares held at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There have been no changes in the valuation methodologies used during the year ended December 31, 2009. The following table sets forth by level, within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2009:
Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Common stock	$125,612	—	—	$125,612
Mutual funds	216,953	—	—	216,953
Fixed income investments	—	1,947	—	1,947
Common collective trusts	—	420	5,003	5,423

Total Plan Investments	$342,565	$2,367	$5,003	$349,935

The table below sets forth a summary of changes in fair market value of the Plan’s level 3 investments for the year ended December 31, 2009:

Common collective trust -
Stable Value Fund

Balance, beginning of year	$—
Change in adjustment to fair value from contract value	62
Purchases, sales, issuances, and settlements, net	4,941

Balance, end of year	$5,003

4.	GUARANTEED INVESTMENT CONTRACTS
The Plan offers a Stable Value Fund option which, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.48% at December 31, 2009. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the year ended December 31, 2009 was 2.99%.
The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by Fidelity. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

5.	INVESTMENTS EXCEEDING 5% OF ASSETS
The Plan’s investments that exceeded 5% of net assets as of December 31, 2009 are as follows:

Description of Investment	2009

Rockwell Automation, Inc. common stock	$125,612
Fidelity Freedom 2030 Fund	26,475
Fidelity Freedom 2035 Fund	67,718
Fidelity Freedom 2040 Fund	70,353
Fidelity Freedom 2045 Fund	24,293
6.	NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the year ended December 31, 2009 is as follows:

2009

Net Assets, Beginning of Year	$—

Changes in net assets:
Contributions	78,226
Dividends	1,642
Net appreciation	44,524
Benefits paid to participants	(2,297)
Administrative expenses	(1,197)
Transfers	(1,642)

Total changes in net assets	119,256

Net Assets, End of Year	$119,256

7.	TAX STATUS
The Commonwealth of Puerto Rico Treasury Department has determined and informed Rockwell Automation by letter dated February 11, 2010, that the Plan and related trust are designed in accordance with section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the PR Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the recordkeeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Banco Popular de Puerto Rico is the trustee and trustee fees have been paid from participant accounts.
At December 31, 2009, the Trust held 2,674 shares of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $81,501 and a fair value of $125,612.
During 2009, dividends on Rockwell Automation common stock paid to eligible plan participants were $1,676.
9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(c) of the 2009 Form 5500 Schedule I, Part I is presented below.

2009

Net assets available for benefits reported in the financial statements	$354,446
Adjustment from contract value to fair value for investment relating to fully benefit-responsive investment contracts	62

Net assets reported on Form 5500	$354,508

Reconciliation of total additions reported in the financial statements to the total income reported on line 2(d) of the 2009 Form 5500 Schedule I, Part I is presented below.

2009

Total additions reported in the financial statements	$365,337
Adjustment from contract value to fair value for investment relating to fully benefit-responsive investment contracts	62

Total income as reported on Form 5500	$365,399

* * * * *

ROCKWELL AUTOMATION 1165(e) PLAN
FORM 5500, SCHEDULE I, PART II, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2009
EIN 25-1797617
PLAN NUMBER 011

	Par Value/
Description of Investment Including	Number
Identity of Issue, Rate of Interest,	of
Maturity Date	Shares	Cost	Fair Value

COMMON STOCKS
ROCKWELL AUTOMATION, INC.	2,674	$81,501	$125,612

TOTAL COMMON STOCKS		81,501	125,612

MUTUAL FUNDS
Fidelity Fund Inc*	512	11,994	14,655
Fidelity Freedom 2000 Fund*	379	3,887	4,296
Fidelity Freedom 2025 Fund*	540	4,846	5,610
Fidelity Freedom 2030 Fund*	2,137	22,501	26,475
Fidelity Freedom 2035 Fund*	6,600	56,421	67,718
Fidelity Freedom 2040 Fund*	9,826	57,383	70,353
Fidelity Freedom 2045 Fund*	2,868	20,174	24,293
Fidelity Freedom Income Fund*	96	1,000	1,026
Fidelity International Discovery Fund — Class K*	17	343	515
Fidelity Puritan Fund — Class K*	125	1,513	2,012

TOTAL MUTUAL FUNDS		180,062	216,953

TOTAL EQUITY INVESTMENTS		261,563	342,565

FIXED INCOME INVESTMENTS
Aberdeen Core Plus Fixed Income Fund	172	1,786	1,947

TOTAL FIXED INCOME INVESTMENTS		1,786	1,947

ROCKWELL AUTOMATION 1165(e) PLAN
FORM 5500, SCHEDULE I, PART II, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR), (Continued)
DECEMBER 31, 2009
EIN 25-1797617
PLAN NUMBER 011

	Par Value/
Description of Investment Including	Number
Identity of Issue, Rate of Interest,	of
Maturity Date	Shares	Cost	Fair Value

INVESTMENTS IN COMMON COLLECTIVE TRUSTS
STABLE VALUE FUND
AIG Financial Products Corp Global Wrap, Crediting Interest Rate of 2.48%	778	778	788
Fidelity Short-Term Income Fund*	125	125	125
JP Morgan Chase Global Wrap, Crediting Interest Rate of 2.48%	1,631	1,631	1,650
Rabobank Nederland Global Wrap, Crediting Interest Rate of 2.48%	1,203	1,203	1,220
State St Bk & Tr Co Boston Global Wrap, Crediting Interest Rate of 2.48%	1,204	1,204	1,220

STABLE VALUE FUND		4,941	5,003

FIDELITY US EQUITY INDEX COMMINGLED POOL	11	287	420

TOTAL INVESTMENTS IN COMMON COLLECTIVE TRUSTS		5,228	5,423

TOTAL ASSETS (HELD AT END OF YEAR)		$268,577	$349,935

*	Party-in-interest.

ROCKWELL AUTOMATION 1165(e) PLAN
FORM 5500, SCHEDULE I, PART II, QUESTION 4a -
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
EIN 25-1797617
PLAN NUMBER 011
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to
Identity of Party	Plan, Employer, or
Involved	Other Party-In-Interest	Description of Transactions	Amount

Rockwell Automation, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. Participant contributions of $301 for payroll ending November 4, 2009 and participant contributions of $1,803 for payroll ending November 5, 2009 were deposited on February 18, 2010 and participant contributions of $182 for payroll ending December 24, 2009 were deposited on February 17, 2010.	$2,468

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKWELL AUTOMATION 1165(e) PLAN

By	/s/ Teresa E. Carpenter Teresa E. Carpenter Plan Administrator
Date: June 22, 2010

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-157203 of Rockwell Automation, Inc. on Form S-8 of our report dated June 22, 2010, appearing in this Annual Report on Form 11-K of Rockwell Automation 1165(e) Plan for the year ended December 31, 2009.
Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 22, 2010